June 22, 2018

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Claymore Exchange-Traded Fund Trust 2 (the “Trust”)
File Numbers: 333-135105, 811-21910

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust hereby respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendments”):

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
370	6/15/2018	485BXT	0001365662-18-000039
367	5/18/2018	485BXT	0001628280-18-006952
364	4/20/2018	485BXT	0001365662-18-000027
361	3/23/2018	485BXT	0001365662-18-000021
358	2/23/2018	485BXT	0001365662-18-000014
355	1/26/2018	485BXT	0001365662-18-000006
351	12/29/2017	485BXT	0001365662-17-000115
347	12/1/2017	485BXT	0001365662-17-000108
344	11/3/2017	485BXT	0001365662-17-000098
340	10/6/2017	485BXT	0001365662-17-000091
336	9/8/2017	485BXT	0001365662-17-000085
331	8/11/2017	485BXT	0001365662-17-000074
324	7/14/2017	485BXT	0001365662-17-000057
320	6/16/2017	485BXT	0001365662-17-000048
316	5/19/2017	485BXT	0001628280-17-005700
313	4/21/2017	485BXT	0001365662-17-000028
310	3/24/2017	485BXT	0001365662-17-000019
306	2/24/2017	485BXT	0001365662-17-000013
303	1/27/2017	485BXT	0001365662-17-000007
299	12/30/2016	485BXT	0001365662-16-000222
295	12/2/2016	485BXT	0001365662-16-000216
292	11/4/2016	485BXT	0001365662-16-000209
288	10/7/2016	485BXT	0001365662-16-000201
284	9/9/2016	485BXT	0001365662-16-000193
281	8/12/2016	485BXT	0001365662-16-000184
278	7/15/2016	485BXT	0001365662-16-000176
274	6/17/2016	485BXT	0001365662-16-000167
268	5/20/2016	485BXT	0001365662-16-000158
263	4/22/2016	485BXT	0001365662-16-000149
258	3/24/2016	485BXT	0001365662-16-000136
254	2/26/2016	485BXT	0001365662-16-000132
250	1/29/2016	485BXT	0001365662-16-000127
243	12/30/2015	485BXT	0001365662-15-000112
229	11/6/2015	485BXT	0001365662-15-000081
225	10/9/2015	485BXT	0001365662-15-000072
221	9/11/2015	485BXT	0001365662-15-000058
218	8/14/2015	485BXT	0001365662-15-000052
215	7/17/2015	485BXT	0001365662-15-000044
212	6/19/2015	485BXT	0001365662-15-000038
209	5/22/2015	485BXT	0001365662-15-000032
206	4/24/2015	485BXT	0001365662-15-000024
200	2/27/2015	485BXT	0001365662-15-000014
196	1/30/2015	485BXT	0001365662-15-000008
192	1/2/2015	485BXT	0001365662-15-000002
189	11/28/2014	485BXT	0001365662-14-000061
185	10/31/2014	485BXT	0001365662-14-000056
181	10/3/2014	485BXT	0001365662-14-000048
174	9/5/2014	485BXT	0001365662-14-000038
172	8/8/2014	485BXT	0001365662-14-000034
170	7/11/2014	485BXT	0001365662-14-000030
167	6/13/2014	485BXT	0001365662-14-000024
165	5/16/2014	485BXT	0001365662-14-000020
163	4/17/2014	485BXT	0001365662-14-000014
161	3/21/2014	485BXT	0001365662-14-000010
159	2/21/2014	485BXT	0000891804-14-000263
157	1/24/2014	485BXT	0001365662-14-000004
154	12/27/2013	485BXT	0000891804-13-001463
151	11/29/2013	485BXT	0000891804-13-001391
145	9/17/2013	485APOS	0000891804-13-001161

The Amendments relate to Guggenheim ASEAN Leaders ETF, a series of the Trust. No securities were sold in connection with the Amendments and the Trust has determined not to proceed with the offering of this series at this time.

If you have any questions or comments regarding the Amendments or the foregoing matters, please do not hesitate to contact Jeremy Senderowicz of Dechert LLP at (212) 641-5669.

Very truly yours,

Claymore Exchange-Traded Fund Trust 2

By: /s/ Mark E. Mathiasen
Mark E. Mathiasen
Secretary